FIRST ASSOCIATES ROCKWATER GROUP OF COMPANIES	Rick Vernon Tel: 416.864-3596 Cell: 416.357-1084 Fax: 416.864-9151 rvernon@firstassociates.com

July 25, 2005

Rubicon Minerals Corporation
1540 - 800 West Pender Street
Vancouver BC V6C 2V6

Attention:      David Adamson
        President & Chief Executive Officer

Re: Private Placement of Units

Dear Sir:

First Associates Investments Inc. (“FAII”) hereby offers to purchase for resale, on a “bought deal” private placement basis, an aggregate of 4,616,000 units (each unit comprised of one common share and one-half of one common share purchase warrant, the “Units”) of Rubicon Minerals Corporation (the “Company”) at a price of $0.65 per Unit, for aggregate gross proceeds of $3,000,400 (the “Offering”). Each whole Warrant entitles the holder to acquire one additional Common Share at an exercise price of $0.85 per Common Share at any time on or before 24 months after the Closing Date of the Offering. The Company will grant FAII and any syndicate of underwriters (“Underwriters”) an option, exercisable in whole or in part up to two business days prior to the Closing Date, to increase the total Offering by up to 4,616,000 Units at $0.65 per Unit (the “Underwriters Option”). The Offering is subject to the terms and conditions outlined in the term sheet attached to this letter as Schedule A and to the indemnity attached as Schedule B to this letter. The Offering may also be made in the Province of Quebec and is conditional on the Company making such filings and receiving all required approvals to, in effect, permit purchases by “accredited investors” in a lesser amount than $150,000, and ensure purchasers in Quebec will not be subject to different resale restrictions than purchasers in other Canadian provinces.

FAII looks forward to the opportunity to underwrite this issue on behalf of the Company. Should you wish to accept the terms of this letter, please sign and return one copy of this letter to our attention prior to 7:00 p.m. (Toronto time) July 25, 2005. This offer is subject to reconfirmation by FAII before 9:00 am (Toronto time) on July 26, 2005 by signing and returning this letter to you by facsimile, whereupon this letter shall become a binding agreement between FAD and the Company.

Yours very truly,

FIRST ASSOCIATES INVESTMENTS INC.

By: (RICK VERNON)__________

Rick Vernon

Director, Investment Banking

2

Agreed and Accepted this 26 day of July 2005.

RUBICON MINERAL CORPORATION

By: (DAVID ADAMSON)  (PETER WONG)

David Adamson   Peter Wong

Chief Executive Officer  Chief Financial Officer

Reconfirmed this 26th day of July 2005.

By: (RICK VERNON)
Rick Vernon
Director, Investment Banking

SCHEDULE A

RUBICON MINERALS CORPORATION

Summary of Proposed Terms and Conditions For Issue of Units

Issuer:	Rubicon Minerals Corporation (the “Company”)
Offering:
4,616,000 units (“Units”). Each Unit will be comprised of one common share (a “Common Share”) and one-half of one share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional Common Share at an exercise price of $0.85 per Common Share at any time on or before 24 months from Closing Date.

Offering Price:	$0.65 per Unit (“Offering Price”)
Offering Size:	$3,000,400.
Underwriters’ Option:
The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time up to two business days prior to Closing Date, to increase the total Offering by up to 4,616,000 Units at $0.65 per Unit (the “Underwriters Option“)

Use of Proceeds:
The net proceeds received by the Company from the Offering of Units will be used to fund its investment in Africo, for capital expenditures on the Company’s exploration properties and for general working capital.

Form of Offering:	The Offering will be a “bought-deal” private placement by way of a term sheet, provided that the Offering is conducted without the use of an offering memorandum or advertising.
Offering Jurisdiction:
The parties acknowledge that FAIl may sell the Units to purchasers in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Nova Scotia and such other Provinces agreed to by the Company and FAll (the “Selling Provinces”).

The Units may be sold to “accredited investors” and under other exemptions set forth in Multilateral Instrument 45-103 or other applicable legislation or regulatory instruments in the Selling Provinces (including exemptions based upon a $97,000/$150,00o investment in Units, where available or applicable), and similar exemptions in other jurisdictions. Unless a discretionary exemption is obtained to, in effect, permit purchases by “accredited investors” in a lesser amount, subscribers in Quebec will be subject to the minimum subscription required under the applicable securities laws of such province.

Units may also be sold in jurisdictions outside Canada pursuant to applicable securities laws and regulations therein, subject to the Company’s prior approval (where such approval is not given herein), provided that no prospectus filing, registration requirement or comparable obligation arises in such jurisdictions. Without limiting the foregoing, the Units may be placed privately in the United States pursuant to an applicable exemption(s) from the registration requirements of the United States Securities Act of 1933, as amended, with qualified institutional buyers pursuant to Rule 144A or with accredited institutional investors under

Regulation D provided that no prospectus filing or comparable obligation arises in such jurisdictions.
Hold Period:
It is a condition to Closing that the Company be qualified to the extent necessary so that the purchasers of the Common Shares and the Warrants under the Offering are subject to a resale hold period under Multilateral Instrument 45-102 (“MI 45-102”) for their Common Shares and Warrants of no more than four-months in any of the Selling Provinces. To the extent that the Offering is conducted in a Selling Province or other jurisdiction in Canada where the four-month resale hold period under MI 45-102 is unavailable, the Company will immediately apply for, and use its best efforts to obtain prior to Closing, the necessary exemptive relief from applicable securities regulatory authorities so that purchasers of Common Shares and Warrants under the Offering are subject to a resale hold period for their Common Shares and Warrants of no more than four-months. The Company shall file all applicable documents for the application of such four-month hold period pursuant to Multilateral Instrument 45-1 02, and shall obtain an order from the Quebec Securities Commission to ensure purchasers in Quebec will not be subject to different resale restrictions than purchasers in other Canadian provinces.

Listing:
Application will be made to list the Common Shares on the TSX and AMEX, which listing shall be conditionally approved prior to Closing Date. The Company’s common shares are currently listed on the TSX under the symbol “RMX” and AMEX under the symbol “RBY”.

Eligibility:	Provided the Common Shares are listed on a prescribed stock exchange (including the TSX Venture Exchange), they will be eligible for RRSPs, RRIFs, RESPs, and DPSPs.
Commission:
The Company shall pay to FAll a commission (the “Commission”) equal to 7.0% of the gross proceeds of the sale of the Units on the Closing Date. The Commission is to be paid from the gross proceeds of the issue and sale of the Units.

The Underwriters will also be granted a non-transferable option to acquire Units in the amount that is equal to 7.0% of the number of Units sold pursuant to the Offering. Each option shall entitle the holder to acquire one Unit at an exercise price of $0.65 up to 24 months following Closing Date.

Underwriters:	FAll will act as lead underwriter for the Offering. FAIl may form a mutually agreeable syndicate in consultation with the Company subject to FAll having a minimum syndicate allocation of 75%.
Closing Date	Payment for, and delivery of, the Units (the “Closing”) is to occur on or about August 16, 2005, or such other date as mutually agreed upon by the Company and FAll.

Additional Terms and Conditions:

1.
FAII (together with any Offering syndicate members) and the Company will enter into, and it is a condition to Closing that the Company execute in favour of FAll (and the other members of any underwriting syndicate assembled for the Offering), a definitive underwriting agreement respecting the Offering incorporating the terms and conditions of this engagement letter, including the termination provisions set forth in paragraph 6 below and an indemnity substantially as set forth in Appendix B, and containing such additional representations, warranties and conditions customary for transactions such as the Offering (the “Agreement”). The Agreement is to be finalized and executed by the parties as soon as possible following the execution of this engagement letter and public announcement of the Offering, whereupon the Agreement will supersede this engagement letter in its entirety.

2.
The Company will enter into, and it is a condition to Closing that the Company execute in favour of the subscribers identified by FAII (and the other members of any underwriting syndicate assembled for the Offering) definitive subscription agreements respecting the Units containing such representations, warranties and conditions customary for transactions such as the offering of Units (the “Subscription Agreement”) and, in any case, as approved by FAII, acting reasonably.

3.
In structuring and conducting the Offering, executing this engagement letter and, ultimately, executing the Agreement and completing the transactions contemplated thereby, FAll and the Company have relied upon and will continue to rely upon certain exemptions from the registration requirements and prospectus requirements in those Selling Provinces and other jurisdictions where the Offering is conducted, in whole or in part.

4.
Forthwith upon confirmation of this engagement by the Company and FAIl, the Company will apply for the consent of the TSX and AMEX (the “Exchanges”) for the completion of the Offering and the listing of the Common Shares. At FAII’s request and direction, the Company will take all steps necessary within the Exchanges rules and policies to reserve issue prices for the Units to be issued and sold under the Offering that do not exceed the Offering Price set forth herein. At all times prior to the time of Closing, the Company will use its best efforts to obtain the Exchanges approval for the completion of the Offering. It is a condition of Closing that the Company has received all necessary regulatory, Exchanges and, if necessary, shareholder approvals.

5.
Forthwith upon the confirmation of this engagement by the Company and FAII, the Company shall authorize FAII to issue the press release attached hereto as Schedule “C”, for release in Canada only. The Company and FAII agree that any press release Issued by the Company during the course of the Offering must > be disseminated in the United States except as required by applicable law. The press release is subject to prior approval of the Company, acting reasonably. It is understood and agreed that FAII will cause the dissemination of such press release (a) within 30 minutes after such execution if it occurs while Exchange trading is ongoing, or (b) 90 minutes prior to the opening of trading if such execution occurs after Exchange trading hours.

6.
FAII (or any member of the Offering syndicate) may terminate its obligations under this letter or under the Agreement, as the case may be, by notice in writing to the Company at any time prior to the time of closing on the Closing Date if:

(a)
default - the Company is in breach of, default under, or non-compliance with any material representation, warranty, term, condition or covenant of this agreement, the Subscription Agreements to be entered into by the Company in relation to the Offering; or

(b)
 material change - there has occurred any material adverse change (actual, contemplated or threatened) or any change in a material fact or a new material fact or a development that could reasonably be expected to result in a material adverse change or change in a material fact or a new material fact in respect of the business, operations, capital, condition (financial or otherwise), properties, assets, liabilities, obligations or affairs of the Company or its subsidiaries (taken as a whole); or

(c)
 regulatory investigation - there has occurred any change of law or the interpretation or administration thereof in the SoIling Provinces or any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is announced, commenced or threatened by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including, without limitation, the Exchange or any securities regulatory authority), or securities commission, stock exchange or similar regulatory authority, or any order is issued in relation to the Company, any of its affiliates, or any of its directors or officers or any of the Company’s securities (other than any such inquiry, action, suit, investigation, proceeding or order relating solely to FAll);

which, in the reasonable opinion of FAIl, prevents or restricts trading in or the distribution of the Units or has or would be expected to have a material adverse effect on the market price or value of or the investment quality or marketability of the Units; or

(d)
 disaster out - there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any acts of terrorism or hostilities or escalation thereof or other calamity or crises, or any law or regulation which, in the opinion of FAll, acting reasonably, seriously adversely affects, or involves, or would be expected to seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries (taken as a whole); or

(e)
 trading order - an order to cease or suspend trading in any securities of the Company, or prohibiting or restricting the distribution of any of the Common Shares, is made by any securities commission in the Selling Provinces, stock exchange or other competent authority by reason of the fault of the Company or its directors, officers and agents and such order is not rescinded, revoked or withdrawn; or

(f)
 due diligence - FAll becomes aware of, as a result of its due diligence review or otherwise, or such due diligence investigations identify or discover, an event, fact or circumstance (actual, contemplated or threatened) which constitutes an adverse change in a material fact or occurrence of an adverse material fact or event in respect of the business, operations, assets or affairs (financial or otherwise) of the Company and its subsidiaries; or

(g)	hold period - any of the holders of the Common Shares and Warrants to be Issued and sold under the Offering would be, if the Offering were completed, subject under applicable securities laws in any Selling Provinces to a resale hold period in respect of such Common Shares and Warrants that is greater than tour months after the date of the Closing Date.

7.
The Company covenants with FAIl that it will not issue or announce the issuance of any common shares of the Company (including flow-through shares) or any securities or financial instruments convertible into or exchangeable for or exercisable to acquire common shares of the Company without the prior consent of FAll, acting reasonably, during a period starting on the date hereof ending 120 days after the Closing, other than:

(a)	options granted pursuant to any of the Company’s stock option plans or stock purchase plans;

(b)	any common shares of the Company issued pursuant to the exercise of any options granted pursuant to such option or purchase plans;

(c)	to satisfy obligations under other convertible securities I instruments I mineral property agreements outstanding on the date hereof; or

(d)	issuance of shares pursuant to the acquisition of a subsidiary.

8.	The Company covenants and agrees to indemnify FAll (and any other Offering syndicate members) as provided for in Schedule B attached hereto.

9.
The Company hereby represents, warrants and confirms, and it is a condition to Closing that it has or will obtain the necessary approvals (including board approval) for the execution and delivery of this engagement letter and completion of the transactions contemplated herein. It is a condition of Closing that, except to the extent so obtained prior to Closing, no additional third party consents including shareholder approval are required for the Offering.

10.
Upon acceptance hereof by the Company, this letter agreement reflects the agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements or arrangements pertaining thereto, whether written or oral, including, without limitation, any prior engagement letter. No amendment of the provisions hereof is effective unless such amendment is reduced to writing and executed on behalf of each of the parties hereto.

11.
At all times prior to Closing, the Company will allow FAll and its counsel to conduct all due diligence which FAII and its counsel may reasonably require. Without limiting the scope of the due diligence inquiries and investigations that may be conducted by or on behalf of FAII, the Company will use its best efforts to make available, its senior management, counsel, auditors and independent engineers, and other applicable experts, to answer any questions which FAII have or may have including, without limiting the generality of the foregoing, the participation of such persons in one or more due diligence sessions to be held prior to, the Closing Date (the “Due Diligence Session”) for which FAII or its counsel have distributed or may distribute a list of written questions (which list may be augmented by additional questions posed at the Due Diligence Session) to be answered at such Due Diligence Session. The Company will use its best efforts to have its outside consultants, counsel, auditors, independent engineers and other experts who have been asked by FAII or its counsel to attend and respond to questions at a Due Diligence Session, to provide written responses to those questions at or prior to the Due Diligence Session.

12.
In order to complete the necessary due diligence, FAII (or other underwriting syndicate member), or counsel therefore, may need to collect, use and disclose personal information about individuals associated with the Company. Due to recently enacted Privacy legislation which is meant to protect individuals against unduly extensive or invasive collections of personal information about them, it will be necessary to obtain the consent to the collection, use and disclosure of information of a personal nature from the individuals identified by FAII (or other underwriting syndicate member) or counsel therefor, or the Company, as being important to the Company’s past operations, management, and future operations and plans. In the event such personal information is required, such consents will be required to be completed by the individuals referred to above and the Company agrees to assist however necessary to obtain those consents.

13.
On or prior to the Closing Date, the Company shall deliver to FAII: evidence of all requisite approvals; certificates of responsible officers of the Company; favourable legal opinions of Canadian counsel to the Company; and, such other documents as required under the Agreement, in each case in a form customary for transactions of this nature and in a form satisfactory to FAII acting reasonably.

14.
Whether or not the transactions contemplated herein are completed, all costs and expenses of or incidental to the creation, issuance and distribution of the Units, shall be borne by the Company, including, without limitation, the fees and expenses of the Company’s counsel, the fees and the disbursements of FAII’s counsel (together with OST thereon), and the out-of-pocket expenses of FAII. Legal costs for Agent’s counsel not to exceed $40,000 excluding disbursements and taxes. All amounts are payable upon being invoiced therefor. At the option of FAII, such fees and expenses may be deducted from the gross proceeds from the issue and sale of the Units otherwise payable to the Company at Closing.

15.
If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this letter agreement, but this letter agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

16.	Time is of the essence with respect to the agreements contained in this letter agreement and all aspects hereof.

SCHEDULE “B”

In consideration for FAll accepting the engagement (the “Engagement”) pursuant to the engagement letter (the “Agreement”) to which this Indemnity is attached, the Company (as such term is defined in the attached letter agreement) agrees to indemnify and save harmless the Underwriters (as such term is defined in the Agreement), their respective affiliates and their respective directors, officers, employees, partners, agents, advisors and shareholders (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable foes, disbursements and taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the Engagement whether performed before or after the Company’s execution of the Agreement and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.

The Company also agrees that no Indemnified Party will have any liability (either direct or indirect, in contract or tort or otherwise) to the Company or any person asserting claims on the Company’s behalf or in right for or in connection with the Engagement, except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred by the Company are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the gross negligence or wilful misconduct of such Indemnified Party.

In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party was grossly negligent or guilty of wilful misconduct in connection with a Claim in respect of which the Company has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party will reimburse such funds to the Company and thereafter this indemnity will not apply to such Indemnified Party in respect of such Claim. The Company agrees to waive any right the Company might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

In case any action, suit, proceeding or claim is brought against an Indemnified Party or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Company, the Indemnified Party will give the Company prompt written notice of any such action, suit, proceeding, claim or investigation of which the Indemnified Party has knowledge and the Company will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify will not relieve the Company of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Company of substantive rights or defences.

No admission of liability and no settlement, compromise or termination of any action, suit, proceeding, claim, or investigation will be made without the Company’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld. Notwithstanding that the Company will undertake the investigation and defence of any Claim, an Indemnified Party

B - 2

will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a)	employment of such counsel has been authorized in writing by the Company;

(b)	he Company has not assumed the defence of the action within a reasonable period of time after receiving notice of the claim;

(c)
the named parties to any such claim include both the Company and the Indemnified Party and the Indemnified Party will have been advised by counsel to the Indemnified Party that there may be a conflict of interest between the Company and the Indemnified Party; or

(d)	there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Company;

in which case such fees and expenses of such counsel to the Indemnified Party will be for the Company’s account. The rights accorded to the Indemnified Parties hereunder will be in addition to any rights an Indemnified Party may have at common law or otherwise.

If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or is insufficient to hold them harmless, the Company will contribute to the amount paid or payable by the Indemnified Parties as a result of such Claims in such proportion as is appropriate to reflect not only the relative benefits received by the Company or the Company’s shareholders on the one hand and the Indemnified Parties on the other, but also the relative fault of the parties and other equitable considerations which may be relevant. Notwithstanding the foregoing, the Company will in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any amount in excess of the fees actually received by the lndemnified Parties hereunder.

The Company hereby constitutes FAII (as defined in the attached Agreement) as trustee for each of the other Indemnified Parties of the Company’s covenants under this indemnity with respect to such persons and FAll agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Company agrees to reimburse the Underwriters monthly for the time spent by the Underwriters’ personnel in connection with any Claim at their normal per diem rates. The Company also agrees that if any action, suit, proceeding or claim will be brought against, or an investigation commenced in respect of the Company or the Company and the Underwriters and personnel of the Underwriters will be required to testify, participate or respond in respect of or in connection with the Engagement, the Underwriters will have the right to employ their own counsel in connection therewith and the Company will reimburse the Underwriters monthly for the time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of the Underwriters’ counsel.

SCHEDULE “C”

PRESS RELEASE

RUBICON MINERALS CORPORATION

RUBICON MINERALS CORPORATION ANNOUNCES

$3 MILLION BOUGHT DEAL FINANCING

July 26, 2005 - Toronto, Ontario - RUBICON MINERALS CORPORATION (TSX:RMX; AMEX:RBY) is pleased to announce that it has entered into an agreement with First Associates Investments Inc. (“Underwriter”) pursuant to which the Underwriter has agreed to purchase 4,616,000 Units, at a price of $0.65 per Unit for aggregate proceeds to Rubicon of $3,000,400. Each Unit will be comprised of one common share (a “Common Share”) and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional Common Share at an exercise price of $0.85 per Common Share at any time on or before 24 months from Closing. The Underwriter has the option to purchase up to an additional 4,616,000 Units at $0.65 per Unit at any time up to two business days prior to Closing. The offering is scheduled to close on or about August 16, 2005 and closing is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX and AMEX. The securities issued pursuant to the offering shall be subject to a four month hold period in accordance with applicable securities laws.

The proceeds raised from the Unit offering shall be used by Rubicon to maintain its percentage ownership interest in Africo Resources Ltd. for capital expenditures on the Company’s exploration properties and for general working capital.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

For further information visit the Rubicon website at www.rubiconminerals.com or contact:

David Adamson
President & Chief Executive Officer